Confidential Treatment
Requested by JPMorgan Chase & Co.

March 2, 2010
Mr. Amit Pande, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	JPMorgan Chase & Co. Form 8-K Filed January 15, 2010 File No. 001-05805
Dear Mr. Pande:
          We are in receipt of the letter, dated January 29, 2010, to Michael J. Cavanagh, Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.
          Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter with the Staff and have requested confidential treatment for the redacted portions of this letter.
          To assist in your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses.
Form 8K Filed January 15, 2010
1. Please tell us, and disclose in future filings, how you establish repurchase reserves for various representations and warranties that you have made to various parties, including the GSE’s, monoline insurers and any private loan purchasers. Please ensure your response addresses the following areas:
•	The specific methodology employed to estimate the allowance related to various representations and warranties, including any differences that may result depending on the type of counterparty to the contract.

•	Discuss the level of allowances established related to these repurchase requests and how and where they are classified in the financial statements.

•	Discuss the level and type of repurchase requests you are receiving, and any trends that have been identified, including your success rates in avoiding settling the claim.

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•	Discuss your methods of settling the claims under the agreements. Specifically, tell us whether you repurchase the loans outright from the counterparty or just make a settlement payment to them. If the former, discuss any effects or trends on your nonperforming loan statistics. If the latter, discuss any trends in terms of the average settlement amount by loan type.

•	Discuss the typical length of time of your repurchase obligation and any trends you are seeing by loan vintage.
As background information, in connection with the Firm’s loan sale and securitization activities, JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”) makes certain representations and warranties (“reps and warranties”) that the loans sold meet certain requirements.
The Firm primarily conducts its loan sale and securitization activities with Fannie Mae and Freddie Mac (the “Agencies”); among the more significant reps and warranties in these transactions are the following:
1.	The mortgage loan is secured by a mortgage on a 1-4 family residential real property or a condominium unit or a unit in a planned unit development or is a co-op loan;

2.	Each mortgage loan was underwritten generally in accordance with standards established by the Agencies that were in effect at the time of origination;

3.	Neither the borrower nor any other party to the underlying loan transaction has made any false representation in connection with the transaction, whether or not the Firm, as seller or servicer, was a party to, or had knowledge of, such false representation;

4.	Each mortgage loan with a loan-to-value ratio (“LTV”) greater than 80 percent is covered by a primary mortgage insurance policy. Such policy is in full force and effect and insures the excess over a 75 percent LTV, and such policy shall remain in effect until the unpaid principal balance is reduced below 80 percent LTV; and,

5.	If the legal documents used to close the loan are not current documents of the Agencies, then the seller must make further reps and warranties about its use of nonstandard documents.
The Firm also sells loans in securitization transactions with Ginnie Mae; these loans are typically insured by the Federal Housing Administration (“FHA”) and/or guaranteed by the U.S. Department of Veterans Affairs (“VA”). A repurchase liability under Ginnie Mae securitizations is reduced to the extent that securitized loans are properly insured by FHA insurance or guaranteed by VA guarantees.
JPMorgan Chase has also engaged in loan sale and securitization activities with private loan purchasers, but to a lesser extent than with either the Agencies or Ginnie Mae. The reps and warranties are similar to, and in many cases based on, the standards established by the Agencies.
Please note that the Firm has revised the order in which it has answered the Staff’s questions; by doing so, it hopes to enhance the clarity of its response.

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Typical length of time of the Firm’s repurchase obligation and trends by loan vintage
The reps and warranties typically extend throughout the lives of the loans sold. However, as loans age, it becomes less likely that the Firm will be required to repurchase those particular loans. This is because for loans that default later in their lives, it is often more difficult for the purchasers to assert that the default is a direct result of any technical violation of the reps and warranties and not a result of changes in the borrowers’ circumstances. It has been the Firm’s experience to date that potential reps and warranties violations generally surface and are resolved within approximately 24 – 36 months of the loan’s origination date.
For information concerning trends by loan vintage, see below.
Level and type of repurchase requests the Firm is receiving, and trends that have been identified, success rates in avoiding settling the claim
The Firm’s experience to date relating to repurchases of previously-sold loans has been most significant with respect to the Agencies. The Agencies regularly review a percentage of the mortgages they purchase or securitize to ensure that the mortgages meet the applicable eligibility criteria and underwriting standards. The Agencies also review mortgages in payment default1 or those for which they acquire the property by foreclosure. After reviewing the mortgage loan file provided by the Firm, the Agencies may issue a demand letter, which notes the alleged breaches. The Firm is then given an opportunity to “cure” the identified defect, if possible (e.g., produce missing documentation). If the Firm cannot cure the identified defect, the Firm may settle with the Agencies by (i) repurchasing the loan, (ii) purchasing the property if the loan has already been foreclosed upon, or (iii) reimbursing the Agencies for any loss if the foreclosed property has been liquidated (commonly referred to as “make-whole payments”) (the actions referenced in (i) — (iii) are referred to as “settlements”).
Prior to 2008, demands from the Agencies under reps and warranties indemnification provisions were not significant to the Firm. However, beginning in 2008, JPMorgan Chase experienced a higher volume of demands; these demand volumes have steadily increased each quarter. For the full years 2009 and 2008, the total unpaid principal balance of demands presented by the Agencies was $2.7 billion and $1.4 billion, respectively. Losses realized upon settlement with the Agencies during 2009 and 2008 were approximately $625 million and approximately $113 million, respectively. The $625 million realized loss amount in 2009 excludes the Firm’s settlement with the Agencies with respect to certain Washington Mutual Bank liabilities, which is discussed in the following section of this letter.
In the past two years, the Firm’s overall cure rate has been approximately 50 percent, [Redacted].

[1]	While any payment default may trigger a file review, in general based on historical experience, the earlier in the life of the loan the payment default occurs, the greater the likelihood that the Agencies will issue a demand letter. An early payment default, which generally represents a loan that becomes 90 days past due within twelve months of origination, is particularly likely to trigger a review.

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The following chart2 presents trends in repurchase demands (substantially all of which are Agency demands) by loan vintage for heritage JPMorgan Chase exposures.
Demands for pre-2006 vintages are fairly minimal and the trend-line is relatively stable. The 2006 vintage represents approximately 15 percent of current demands; demands against this vintage have been steadily declining since the first quarter of 2009. The 2007 and 2008 vintages account for approximately 75 percent of current demands. To date, demands against the 2009 vintage have not been significant and currently represent less than 5 percent of total demands. The Firm attributes the comparatively favorable performance of the 2009 vintage to the tightened underwriting and loan qualification standards that the Firm implemented in 2007 and 2008.3
[Redacted]
With respect to FHA-insured loans that the Firm has sold to Ginnie Mae, while the FHA could require indemnification for material violations of FHA program guidelines, the FHA to date has not typically rescinded the mortgage insurance that it provides to lenders. However, the U.S. Department of Housing and Urban Development recently indicated that it may terminate the underwriting authority of lenders underwriting FHA loans with excessive default and claim rates.

[2]	Source: JPMorgan Chase 2010 Investor Day - Retail Financial Services presentation furnished on Form 8-K dated February 26, 2010.

[3]	Since mid-2007, the Firm has tightened its underwriting and loan qualification standards several times in an attempt to reduce its exposure to emerging risk factors. Specifically, JPMorgan Chase has: eliminated Alt-A loans originated by third parties (mid-2007); eliminated stated income and stated asset Agency loans (Q2 2008); eliminated all origination of Alt-A loans (Q3 2008); eliminated delegated mortgage insurance (Q4 2008); exited broker channels (Q1 2009); and instituted maximum debt-to-income ratios (Q3 2009).

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[Redacted] With respect to loans sold to Ginnie Mae that are VA-Guaranteed, VA guarantee rescissions have been infrequent and typically involve unique circumstances and thus such repurchase requests have also traditionally not been significant.
[Redacted]
Methods of settling the claims under the agreements. Specifically, whether the Firm repurchases the loans outright from the counterparty or just makes a settlement payment to them. For the former, effects or trends on your nonperforming loan statistics. For the latter, trends in terms of the average settlement amount by loan type.
With respect to demands presented by the Agencies that the Firm is unable to cure, the Firm’s settlement statistics vary between the Firm’s Retail Financial Services (“RFS”) business segment and the Firm’s Investment Bank (“IB”) business segment.4 In 2009, approximately 42 percent of RFS’ settlements involved make-whole payments and approximately 58 percent of RFS’ settlements involved repurchasing the loan or foreclosed property. Approximately 61 percent of the IB’s settlements involved make-whole payments, while approximately 39 percent of the IB’s settlements involved repurchasing the loan or foreclosed property. Historically, the Firm has been able to present claims for recovery from third party originators on approximately 40 percent of the loans that RFS has repurchased from the Agencies. [Redacted]
At December 31, 2009, the Firm reported $218 million of repurchased loans as nonperforming loans, which represented 1.2 percent of the Firm’s total nonperforming loans at December 31, 2009. Accordingly, such loans represent an immaterial amount of the Firm’s nonperforming loan balances and are not a significant driver of any related trends.
From 2008 to 2009, the average cost to the Firm of all settlements has generally been increasing due to an increase in loss severities driven by the continued decline in property values.
Investor demands may also be resolved through negotiated transactions under the terms of the applicable agreements. After the Firm’s acquisition of certain residential loan assets and liabilities of Washington Mutual Bank from the FDIC in September 2008, the Firm reached agreements with the Agencies to limit the Agencies’ repurchase demands with respect to certain Washington Mutual Bank loan repurchase liabilities. JPMorgan Chase disclosed this settlement on page 144 of its Form 10-Q for the quarter ended March 31, 2009, and has continued to disclose this settlement in subsequent quarterly and annual filings.
The specific methodology employed to estimate the allowance related to various representations and warranties, including any differences that may result depending on the type of counterparty to the contract
As of December 31, 2009, the Firm’s allowance related to breaches of reps and warranties (the “Allowance”) was $1.7 billion. [Redacted]

[4]	The significant majority of the Firm’s repurchase activity with the Agencies is related to RFS.

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Requested by JPMorgan Chase & Co.

In estimating its Allowance, JPMorgan Chase undertakes a two-step process that considers both demands that have been presented [Redacted] and probable future demands. The Firm analyzes these demands separately to estimate the total loss contingency that is both probable and reasonably estimable in accordance with ASC 450-20-25. The Firm’s response addresses the allowance methodology employed to estimate losses in accordance with ASC 450-20-25, and not the initial measurement of the guarantee liability, as it is the estimated losses emerging subsequent to the sale of the loans (and inception of the reps and warranties) that are the driver of the Firm’s overall allowance level. Exposures to the Agencies resulting from the activities of all of the Firm’s heritage organizations are included in this calculation.
In Step 1, the Firm estimates the loss attributable to presented but unsettled demands. This calculation begins with the aggregate unpaid principal balance of the underlying loans for which the Agencies have made a demand and then considers the following assumptions to calculate the expected loss:
•	The estimated cure rate (i.e., the amount of loan principal for which the Firm expects to be able to demonstrate compliance with the reps and warranties);

•	An estimated loss severity factor (i.e., the estimated principal loss on a particular loan); and,

•	Estimated recoveries from third-party originators.
The unpaid principal balance of loans expected to be cured is deducted from the total unpaid principal balance presented but unsettled. The estimated loss severity rate, net of estimated recoveries, is then applied to the resulting net unpaid principal balance to obtain the estimated loss attributable to presented demands.
In assessing whether it is appropriate to include estimated recoveries from third parties in its loss estimates, the Firm considered Staff Accounting Bulletin No. 92, Accounting and Disclosures Relating to Loss Contingencies (SAB 92), which states:
Paragraph 8 of Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” (“SFAS 5”) states that an estimated loss from a loss contingency shall be accrued by a charge to income if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board reached a consensus on EITF Issue 93-5, “Accounting for Environmental Liabilities,” that an environmental liability should be reduced by a potential claim for recovery only when that claim is probable of realization.[5]
The Firm believes that it is appropriate to analogize this guidance to other situations, including the measurement of losses related to indemnifications due to alleged breaches of reps and warranties. Therefore, it is JPMorgan Chase’s policy to reduce estimated losses by probable recoveries from third parties. For balance sheet presentation purposes, the estimated receivable is reported net against the Allowance.
In Step 2, the Firm estimates the portion of the Allowance related to future demands. This process is more complex, primarily because the Firm must first estimate the unpaid principal balance of loans as to which [Redacted] will make a demand [Redacted].

[5]	This guidance is codified at ASC 410-30-35-8.

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Requested by JPMorgan Chase & Co.

[Redacted]
Having estimated the unpaid principal balance of loans expected to be subject to demands in the future by the Agencies, the remaining process and inputs for estimating the loss attributable to future demands are identical to Step 1 as previously described. Specifically, the unpaid principal balance of loans expected to be cured is deducted from the total unpaid principal balance of future demands expected to be presented. The estimated loss severity rate, net of estimated recoveries, is then applied to the resulting net unpaid principal balance to obtain the estimated loss attributable to future demands expected to be presented.
While the Firm views the two-step process described above as an important element of its overall Allowance estimation methodology, additional factors and developments are also considered in determining the Allowance given the evolving nature of this loss exposure.
[Redacted]
Estimating the Allowance is highly subjective, and is further complicated by limited and rapidly changing historical data and uncertainty surrounding numerous external factors, including:

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•	Economic factors — further declines in home prices and changes in borrower behavior (particularly those with negative equity in their homes) may lead to increases in the number of defaults (and additional file reviews), the severity of losses, or both; and,

[Redacted]
Accordingly, the Firm adjusts its calculations to take into consideration model imprecision, external factors and current economic events that have occurred but are not yet reflected in the factors used to derive the core calculations as necessary. As the Firm obtains additional data and demand trends further evolve, JPMorgan Chase will continue to refine its Allowance estimates and related disclosures.
[Redacted]
Level of allowances established related to these repurchase requests and how and where they are classified in the financial statements
As of December 31, 2009, the Firm’s $1.7 billion Allowance is reported in Accounts payable and other liabilities. The offsetting entry to the Allowance is reported consistent with ASC 460-10-55, as described below:
[ASC 460-10-55] does not prescribe a specific account for the guarantor’s offsetting entry when it recognizes the liability at the inception of a guarantee. That offsetting entry depends on the circumstances in which the guarantee was issued, as illustrated by the following examples: . . .If the guarantee were issued in conjunction with the sale of assets, a product, or a business, the overall proceeds (such as the cash received or receivable) would be allocated between the consideration being remitted to the guarantor for issuing the guarantee and the proceeds from the sale. That allocation would affect the calculation of the gain or loss on the sale transaction.
RFS reports its gains on sales and securitizations of mortgage loans in Mortgage fees and related income; therefore, the Firm reports the offset to the Allowance that is attributable to RFS’ loan sale and securitization activities in the same income statement line. The Firm has disclosed its accounting policies related to the income statement classification of this offset to the Allowance in the “Loan sale and securitization-related indemnifications” section of the Firm’s notes to consolidated financial statements at page 233 of its Form 10-K for the year ended December 31, 2009.
The remaining portion of the Allowance is attributable to the loan sale and securitization activities of the Firm’s IB business segment, which reports its gains on sales and securitizations of mortgage loans in Principal transactions revenue. For the reasons described above, JPMorgan Chase reports the offset to this portion of the Allowance in Principal transactions revenue.
The Firm began to disclose the amount of its Allowance related to its liability for indemnifications arising from breaches of reps and warranties in its Annual Report and Form 10-K for the year ended December 31, 2008 at page 221 (and updated the information about the Allowance in each quarter

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thereafter). At December 31, 2009, the Firm reported that it had recorded a repurchase liability of $1.7 billion (see page 233 of the Firm’s 2009 Form 10-K).
For the Staff’s information, the Firm enhanced its disclosure in its Form 10-K for the year ended December 31, 2009, to further describe its reserve methodology and the presentation of the Allowance. For further information, see page 233, “Loan sale and securitization-related indemnifications.” In addition to these enhanced disclosures related to the Firm’s accounting for the Allowance, JPMorgan Chase also disclosed information in the “Risk factors” section of its 2009 Form 10-K about potential exposures to reps and warranties indemnifications provisions, in particular those related to the sale and securitization of loans. In this disclosure, the Firm indicated that the cost of repurchasing mortgage loans that had been sold to the Agencies increased substantially in 2009, and that this cost could continue to increase substantially in the future. The Firm similarly noted the risk to future revenue from potential repurchases of mortgages previously sold in the “2010 Business outlook” section of its 2009 Form-10-K. Finally, in the “Management’s discussion and analysis of financial condition and results of operations” section of its 2009 Form 10-K, the Firm has included numerous references to the impact of increases in losses from the repurchase of previously-sold loans as a driver of its reported results, both at a Firm-wide level and specifically for the RFS business segment. The Firm will continue to evaluate and refine its reserve methodologies and related disclosures in future filings as additional information becomes available.
2.	We note your disclosure on page two of your release filed as part of Exhibit 99.1 about the number of modifications you have performed during 2009. Please tell us, and discuss in future filings how modifications impact the timing of the recording of the allowance for loan losses. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology. Additionally, discuss how the high level of re-defaults of the loan modifications performed thus far is factored into your allowance for loan losses.

Substantially all of the Firm’s residential real estate loan modifications are considered troubled debt restructurings (“TDRs”) and, accordingly, impairment is recognized and measured in accordance with ASC 310-10-35 (formerly SFAS 114) after the loans have been contractually modified. The Firm’s allowance for loan losses (“ALL”) under ASC 450-20 (formerly SFAS 5) for residential real estate loans (including those loans that are likely to be modified in TDRs, but that have not been contractually modified as of the measurement date) does not consider the possibility of any future loan modifications. Therefore, the effect of an actual loan modification is recorded in the period when the loan is contractually modified.

The ALL calculated under ASC 310-10-35 is somewhat different than that calculated under ASC 450-20. For example, the ALL calculated under ASC 310-10-35:
•	Incorporates the effect of foregone interest in a present value calculation, while ASC 450-20 is based on principal losses without regard to timing

•	Incorporates the effect of the modification of the loan’s expected cash flows, including consideration of the potential for re-default. (For the portion of the loans expected to re-default, no economic benefits from the modifications are factored into the ALL calculation.) In general, modifications result in lower estimated losses, because a modification is offered to a borrower only when it is expected to result in a loan with a higher net present value.
In some cases (e.g., loans that were in payment default as of the modification date) the ALL calculated under ASC 310-10-35 after the loans have been contractually modified could be lower due to: (i) the modifications’ net positive impact on estimated loss severity and (ii) charge-offs taken as a result of the modifications, which may reduce or eliminate the need for an ALL. As of December 31,

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2009, the Firm had restructured in TDR transactions on-balance-sheet residential real estate loans, excluding purchased credit-impaired loans, with an aggregate book value of $3.03 billion. The significant majority of these TDRs related to borrowers who were either in payment default or at risk of imminent default as of the modification date. Accordingly, the Firm believes that estimated losses related to residential real estate loan TDRs have been largely reserved for under the Firm’s normal reserving methodology (i.e., in accordance with ASC 450-20).
For the Staff’s information, the Firm enhanced its disclosures in its Form 10-K for the year ended December 31, 2009, to further describe how modifications affect the allowance for loan losses. For further information, see page 197, “Allowance for credit losses.”
3.	We note your disclosure in footnote (d) to the Retail Financial Services table on page 12 of your earnings release supplement filed as part of Exhibit 99.2. Please confirm that you exclude the allowance for loan losses related to purchased credit-impaired loans in your calculation of “allowance for loan losses to ending loans retained excluding purchased credit-impaired loans” and the “allowance for loan losses to nonperforming loans retained.” If not, please tell us why, and provide more clear disclosure regarding this fact. Also, please clarify whether you classify a portion of the purchased credit-impaired loans as nonperforming once you determine an allowance for loan losses is necessary for this portfolio, and if not, please tell us why.

JPMorgan Chase confirms that it excludes the allowance for loan losses related to purchased credit-impaired loans from its calculations of the “allowance for loan losses to end of period loans retained excluding purchased credit-impaired loans” and the “allowance for loan losses to nonperforming loans retained.”

The Firm would not classify, and has not classified, a portion of its purchased credit-impaired loans as nonperforming upon determining that an allowance for loan losses is necessary. Substantially all of the Firm’s purchased credit impaired loans are accounted for as pools, which are considered to be a single asset with a single composite interest rate and an aggregate expectation of cash flows (i.e., a single unit of account). As long as the cash flows related to a particular pool of loans continue to be reasonably estimable, interest on the pool will continue to be accreted and the loans (i.e., each pool) will continue to be reported as a performing asset.

JPMorgan Chase believes that this accounting treatment is generally a requirement of ASC 310-30-05. This particular question was addressed in an AICPA Technical Practice Aid (“TPA”). In response to the question, “If the investor can reasonably estimate cash flows, should the investor classify the loan as an accruing loan?”, TPA 2130.26 states, “Yes, if the investor can reasonably estimate cash flows, it should recognize an accretable yield and the loan is an accruing loan as discussed in paragraph 6 (ACC 10,880.06) of the SOP.”

4.	Please tell us, and clarify your disclosure in future filings, your policy for classifying credit card loans as nonperforming. In this regard, we note that your table on page 30 of your earnings release supplement filed as part of Exhibit 99.2 indicates a very nominal amount of credit-card reported loans that are classified as nonperforming, but your disclosure included as part of footnote (b) to the table on page 30 does not indicate that nonperforming loans and assets excludes credit card loans. Additionally, given that these types of loans are rarely classified as nonperforming, but a significant portion of the allowance for loan losses relates to credit card loans, please tell us why you believe it is appropriate in your allowance to nonperforming loan ratios (such as those on page 32 of your release) to include the allowance allocated to these types of loans. We note that if the allowance to nonperforming loan ratios were revised to exclude the

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allowance for loan items, which are never included as nonperforming, the ratios would likely be significantly different and it is possible that different trends could exist. Please advise, and ensure that your disclosures in future filings are clear on how these amounts are calculated.

The Firm’s policy is generally not to place credit card loans on nonaccrual status as permitted by regulatory guidance[6]. Instead, credit card loans are typically charged-off by the end of the month in which the account becomes 180 days past due or within 60 days of receiving notification about a specified event (e.g., bankruptcy of the borrower), whichever is earlier. In addition, billed finance charges and fees are reported net of an allowance for uncollectible amounts. The Firm’s accounting policy is generally consistent with that of a number of other major credit card issuers in the U.S and is disclosed at page 193 of the Firm’s Form 10-K for the year ended December 31, 2009.

JPMorgan Chase notes the Staff’s observation regarding footnote (b) to the table on page 30 of Exhibit 99.2. The Firm believes that readers would typically understand that the information presented in Exhibit 99.2 is highly summarized, and that readers would therefore also refer to the Firm’s quarterly reports on Form 10-Q and annual reports on Form 10-K to obtain more detailed information. In these documents, the Firm does not present an aggregate allowance to nonperforming loan ratio. Rather, this ratio is generally presented at the business segment level, except for Card Services, for which the allowance to nonperforming loans ratio is not presented. The Firm understands that this ratio would not be appropriate to present for Card Services because of its accounting policy not to place credit card loans on nonaccrual status.

For the Staff’s information, the Firm has added notes to certain tables in its Form 10-K for the year ended December 31, 2009, to explicitly state that it is generally the Firm’s policy not to place credit card loans on nonaccrual status. Specifically, please refer to: Note (c) on page 95 under the “Total credit portfolio” table; Note (i) on page 108 under the “Consumer portfolio” table; Note (a) on page 108 under the “Consumer nonperforming assets” table; and Note (h) on page 205 under the “Loan delinquencies and net charge-offs” table. The Firm will similarly clarify this point in future filings of its Earnings Release Financial Supplement.
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          This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[6]	The Federal Financial Institutions Examination Council’s, “Instructions for Preparation of Consolidated Reports of Condition and Income,” provides guidance on placing loans on nonaccrual in the Glossary entry for “Nonaccrual Status.” While there is a general rule that banks should not accrue interest on loans for which principal or interest has been in default for a period of 90 days, one exception to this general rule is that consumer loans for which principal or interest is due and unpaid for 90 days need not be placed on nonaccrual status.

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(iii) the Firm may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632, Shannon S. Warren at 212-270-0906 or Neila B. Radin at 212-270-0938.
Very truly yours,
/s/ Louis Rauchenberger
Louis Rauchenberger
Corporate Controller